Citizens Community Bancorp, Inc.
2174 Eastridge Center
Eau Claire, WI 54701
October 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Victor Cecco
Mr. William Schroeder

Re: Citizens Community Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-33003

Dear Messrs. Cecco and Schroeder:

Citizens Community Bancorp, Inc. (the “Company”) is submitting this letter in response to the comment letter dated September 18, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (“Staff”) concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (“Form 10-K”). To facilitate the Staff’s review, we have included the comment contained in the Comment Letter in bold text and have provided the Company’s response immediately following the comment.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Goodwill and Other Intangible Assets, page 24

1.We note your disclosure on page 25 that you have monitored events and conditions quarterly since December 31, 2022, and determined that no triggering event had occurred that would require goodwill to be tested for impairment at an interim date. You also disclose that you performed an annual goodwill impairment test and determined that goodwill was not impaired as of December 31, 2023. We further note the Company's market capitalization has remained below its total stockholders’ equity value for the last eight quarters through June 30, 2024 and your disclosure that the Company has one reporting unit as of December 31, 2023. Please provide us a summary analysis of how you determined that goodwill was not impaired as of your annual testing date, including as part of your response the percentage or amount by which your estimated fair value exceeded carrying value.

Victor Cecco
William Schroeder
October 1, 2024

During each quarterly interim period, including those both prior to and subsequent to the Company’s December 31, 2023 fiscal year-end, and in accordance with ASC 350-20-35, the Company performed assessments to determine whether there were any triggering events or changes in circumstances that would warrant an impairment test under this guidance. The Company followed the specific guidance of ASC 350-20-35-3C, in evaluating the following factors:

a.Macro-economic conditions such as a deterioration in general economic conditions, limitations in accessing capital, or other developments in equity and/or credit markets.
b.Industry and market considerations such as a deterioration of the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (both absolute and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.
c.Cost factors, such as increases in raw materials (costs), labor or other costs that have a negative effect on earnings and/or cash flows.
d.Overall financial performance, such as negative or declining cash flows, or a decline in actual or planned revenue or earnings compared with actual or projected results or relevant prior periods.
e.Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers, contemplation of bankruptcy or litigation.
f.Events affecting a reporting unit, such as a change in the composition or carrying amount of net assets, a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of goodwill impairment loss in the financial statements, of a subsidiary that is a component of a reporting unit.
g.If applicable, a sustained decrease in share price (consider in both absolute terms or relative to peers).

Based on the analyses performed for each of the quarters in 2023, and each of the first two quarters of 2024, the Company concluded that no triggering event had occurred.

As discussed in ASC 350-20-35-22, market capitalization may not be representative of fair value. Management believes that market capitalization does not properly reflect the Company’s fair value, primarily due to the low trading volume of the Company’s shares. In addition to the aforementioned quarterly goodwill impairment triggering event analyses, management periodically analyzes the Company’s tangible book value and the tangible book value multiples of bank acquisition transactions, as a means of monitoring the Company’s potential acquisition value. Based on the Company’s December 31, 2023 tangible book value, and average tangible book value multiples of US bank acquisitions throughout 2023, management estimates the Company’s potential acquisition value exceeded its book value of equity by approximately 3.5% to 7.0% at December 31, 2023.

Victor Cecco
William Schroeder
October 1, 2024

Balance Sheet Analysis
Loans, page 36

2.We note that, based on tabular disclosure presented on page 36, the combination of your commercial real estate ("CRE") and multi-family real estate loan portfolios comprised approximately 67% of total gross loans as of December 31, 2023. We further note your disclosure on page 76 that commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Please revise future filings to further disaggregate the composition of these loan portfolios to disclose and quantify material geographic and industry concentrations as applicable (e.g., office, retail, and hotel for CRE), as well as owner-occupied/non-owner-occupied, current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, and other factors to the extent material to an investor’s understanding of these loan portfolios. Additionally, please revise future filings to clarify specific risk management policies, procedures or other actions undertaken by management in response to risks relating to the commercial real estate market.

a.The Company will expand its discussion of commercial real estate “CRE” and multi-family real estate loan portfolios in its Balance Sheet Analysis in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, in its September 30, 2024 Form 10-Q, and going forward in future Forms 10-K and 10-Q filings. Specifically, the expanded discussion will include key portfolio metrics (e.g. loan balances, average loan balance, and approximate weighted average loan-to-value), further disaggregated by: 1) non-owner occupied, owner-occupied, multi-family, and construction and development; 2) material geographic concentrations; and 3) material industry concentrations (e.g. office, hotel, and campground).
b.We will also expand narrative discussion, further clarifying specific risk management policies, procedures and other management activities undertaken by management to monitor and manage risks specific to the Company’s CRE and multi-family real estate loan portfolio and inherent to the Company’s CRE and multi-family real estate market.
c.Management believes that these expanded disclosures will provide investors a sufficient understanding of material concentrations and related risks in the Company’s CRE and multi-family real estate loan portfolios and markets.

Any questions or comments with respect to the Company’s Form 10-K may be communicated to the undersigned at (715) 839-4662 or by email (jbroucek@ccf.us).

Sincerely,
/s/ James S. Broucek
James S. Broucek
Executive Vice President, Chief Financial
Officer and Treasurer